SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon

World Wrestling Entertainment, Inc.

1241 E. Main Street

Stamford, Connecticut 06902

(203) 352-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98156Q108

1	NAMES OF REPORTING PERSONS Vincent K. McMahon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,752,105
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,752,105
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,752,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 3 to Schedule 13D relates into Class A Common Stock (see Item 5 below for more information).

This Amendment No. 3 (“Amendment No. 3”) is filed by the Reporting Person and amends and restates the Reporting Person’s amended and restated Schedule 13D filed on March 26, 2020.

Item 1. Security and Issuer.

This Amendment No. 3 is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock. The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2. Identity and Background.

(a) This statement is being filed by Vincent K. McMahon (the “Reporting Person”).

(b) The business address of the Reporting Person is:

c/o World Wrestling Entertainment, Inc.

1241 East Main Street

Stamford, Connecticut 06902

(c) The present principal occupation of the Reporting Person is founder and member of the Board of Directors of the Issuer (the “Board”). The Reporting Person expects to assume the role of Executive Chairman of the Board.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not both (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and (ii) as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering in 1999, the Reporting Person acquired his shares of Class B Common Stock through a reclassification and conversion of shares previously owned by the Reporting Person and no monetary consideration was paid for the shares of Class B Common Stock. The shares of Class A Common Stock owned by the Reporting Person were acquired pursuant to equity awards granted to the Reporting Person for his service as the Issuer’s Chief Executive Officer.

Item 4. Purpose of Transaction.

On January 5, 2023, the Reporting Person issued a press release announcing that he took necessary actions to position the Issuer to capitalize on a unique opportunity to maximize long-term value for all of the Issuer’s stockholders. These actions follow the Reporting Person’s good faith efforts to work with the Board to facilitate his return as Executive Chairman. These actions will enable unified decision making through the Issuer’s upcoming media rights negotiations and a parallel full review of the Issuer’s strategic alternatives, which the Reporting Person believes is the right course of action and in the best interests of the Issuer and the Issuer’s stockholders in the midst of the current dynamics in the media and entertainment industry.

In letters sent by the Reporting Person to the Board, dated December 20, 2022 and December 31, 2022, the Reporting Person stated his rationale for returning to the Board as Executive Chairman, consistent with his rights as controlling stockholder. The Reporting Person believes that the Issuer has a narrow window of opportunity to create significant value for all stockholders, and that to do so, the Reporting Person must return as Executive Chairman and support the management team in the negotiations of the Issuer’s media rights and that the strategic alternatives review must occur in tandem with the media rights negotiations. The Reporting Person also expressed to the Board that he believes these two initiatives require the Reporting Person’s direct participation, leadership, and support as controlling stockholder.

Based on correspondence from the Board, dated December 27, 2022, and following conversations with representatives of the Issuer both before and after the Reporting Person’s most recent letter on December 31, 2022, the Reporting Person determined, consistent with his rights as controlling stockholder, that the actions he has taken are necessary to maximize value for all of the Issuer’s stockholders.

On January 5, 2023, the Reporting Person acted by written consent (the “Written Consent”) to remove JoEllen Lyons Dillon, Jeffrey R. Speed and Alan M. Wexler without cause as directors of the Issuer and to fill such vacancies by electing the Reporting Person, George Barrios and Michelle Wilson as directors of the Issuer.

Pursuant to the Written Consent, the Reporting Person also amended and restated the bylaws (the “A&R By-laws”) of the Issuer to ensure that Issuer’s corporate governance continues to properly enable and support stockholder rights. The A&R By-laws, among other changes:

•

require the 2023 annual meeting of stockholders to be held on a date between April 20 and May 31, 2023 and the 2024 annual meeting of stockholders to be held within 13 months of the date of the 2023 annual meeting;

•

change the advance notice bylaws for stockholder proposals and stockholder director nominations for the annual meeting such that (i) the advance notice deadline is reset if the date of an annual meeting is more than 30 days earlier than the first anniversary of the previous year’s annual meeting (rather than if the annual meeting is more than 15 days earlier than such anniversary) and (ii) if so reset, the notice of a stockholder will be timely if received no later than the close of business on the later of 30 days before the date of such annual meeting and the tenth business day following the date on which public announcement of the date of such meeting is first made (rather than the fifth business day following such date);

•

change the advance notice bylaws for stockholder director nominations for a special meeting such that notice of a stockholder will be timely if received no later than the close of business on the tenth business day following the date on which public announcement of the date of such meeting is first made (rather than the fifth business day following such date);

•

memorialize in the A&R By-laws the stockholders’ existing right to take action by written consent pursuant to the procedures set forth in Section 228 of the General Corporation Law of the State of Delaware and prohibit the Board from taking any action that would require any stockholder seeking to take action by written consent to comply with any procedures or other requirements except those expressly set forth in Section 228 of the General Corporation Law of the State of Delaware or in specified provisions in the A&R By-Laws;

•	specify the manner in which the record date for stockholders seeking to take action by written consent is fixed;

•	provide that special meetings of the Board be called by or at the request of the Chairman, the President or at least two directors (rather than the Chairman, the President or a majority of the Board);

•	provide that each director on the Board receive notice of meetings of committees of the Board;

•	change the vote required and procedures for the Board or any committee thereof to (i) declare and pay any dividend or (ii) adopt, amend or repeal any provisions of the A&R By-laws;

•	prohibit the Board from amending, altering, repealing or re-adopting any bylaw adopted, amended, altered or repealed by the stockholders of the Issuer;

•

require approval of the stockholders of the Issuer prior to the Issuer (i) entering into, materially modifying or taking certain other actions with respect to certain media rights contracts or transactions, (ii) issuing stock or other voting securities (subject to certain exemptions) or (iii) entering into, modifying or taking certain other actions with respect to any contract or transaction that includes a “change of control” or similar provision related to the composition of the Board; and

•

designate (i) the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for the resolution of, among other claims, any derivative action or proceeding brought on behalf of the Issuer, and (ii) the federal courts of the United States of America, to the fullest extent permitted by law, as the sole and exclusive forum for any cause of action arising under the Securities Act of 1933, as amended.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the press release, the Written Consent, the December 20, 2022 letter from the Reporting Person to the Board, the December 31, 2022 letter from the Reporting Person to the Board and the December 27, 2022 letter from the Board to the Reporting Person filed as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 hereto, respectively, which are incorporated by reference in their entirety into this Item 4.

The Reporting Person intends to participate in and influence the affairs of the Issuer, including with respect to the matters discussed above, through the exercise of his voting rights with respect to his shares of Class A Common Stock and Class B Common Stock. The Reporting Person currently controls approximately 81.0% of the Issuer’s total voting power.

The Reporting Person may purchase additional shares of Class A Common Stock or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by the Reporting Person to increase his holdings of Class A Common Stock or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of his Class A Common Stock and/or Class B Common Stock or enter into additional variable forward sale contracts or other monetization transactions, depending on various factors, including, but not limited to, the price of the shares of the Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives. In addition, the Reporting Person may from time to time pledge all or part of his Class A Common Stock and/or Class B Common Stock to one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person or his affiliates or controlled entities.

The Reporting Person does not have any current plan or proposal other than as described herein, including in relation to facilitating the Issuer’s review of strategic alternatives and upcoming media rights negotiations, or has been publicly disclosed by the Issuer that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, as of October 31, 2022 there were 43,300,055 shares of Class A Common Stock issued and outstanding, and 31,099,011 shares of Class B Common Stock issued and outstanding. The Reporting Person may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 28,682,948 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 28,682,948 shares of Class A Common Stock and (ii) 69,157 shares of Class A Common Stock. The 28,682,948 shares of Class B Common Stock represent approximately 92.2% of the total Class B Common Stock issued and outstanding as of the date hereof. On an as-converted basis, the 28,752,105 shares of Class A Common Stock and Class B Common Stock represent approximately 39.9% of the total Class A Common Stock issued and outstanding as of the date hereof (assuming conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 3 relates into Class A Common Stock). Each share of Class B Common Stock is entitled to ten votes per share, other than on matters subject to a single class vote. Accordingly, the 28,682,948 shares of Class B Common Stock and 69,157 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 81.0% of the Issuer’s total voting power.

The number of shares reported herein as beneficially owned by the Reporting Person excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by his wife, Linda E. McMahon, and the Reporting Person disclaims beneficial ownership of those shares.

(b) The Reporting Person’s responses to cover page Items 7 through 10 of this Amendment No. 3 are hereby incorporated by reference into this Item 5.

(c) Not applicable.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock beneficially owned by the Reporting Person; except that, pursuant to the terms of the Reporting Person’s Prepaid Forward Contract, dated as of March 24, 2020 (the “Prepaid Forward Contract”), with an unaffiliated bank (“Bank”), the Bank has certain rights to receive payments in respect of extraordinary dividends that may be paid by the Issuer with respect to the 3,484,006 shares of Class B Common Stock pledged under such contract.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Prepaid Forward Contract obligates the Reporting Person to deliver to the Bank, on specified dates in March 2024 (each, a “Settlement Date”), at such Reporting Person’s option, up to an aggregate number of shares of the Issuer’s Class A Common Stock equal to the number of shares of Class B Common Stock pledged by the Reporting Person or, subject to certain conditions, an equivalent amount of cash. The Reporting Person pledged an aggregate of 3,484,006 shares of the Issuer’s Class B Common Stock (the “Pledged Shares”) to secure his obligations under the Prepaid Forward Contract, although any shares of the Issuer’s common stock delivered to the Bank to settle the Prepaid Forward Contract would be shares of the Issuer’s Class A Common Stock. The Reporting Person retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the Prepaid Forward Contract in cash). The Prepaid Forward Contract contains a 60-day lock-up restricting the Reporting Person’s ability to sell or transfer additional shares of the Issuer’s common stock during such period without the Bank’s prior approval. The number of shares of the Issuer’s Class A Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the volume weighted average price of the Issuer’s Class A Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to $36.00 (the “Floor Price”), the Reporting Person will deliver to the Bank 232,267 shares (i.e., the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date) except for the last Settlement Date would be 232,268 shares; (b) if the Settlement Price is between the Floor Price and $64.80 (the “Cap Price”), the Reporting Person will deliver to the Bank a number of shares of the Issuer’s Class A Common Stock equal to 232,267 shares (or 232,268 shares in the case of the last Settlement Date) multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Reporting Person will deliver to the Bank the number of shares of the Issuer’s Class A Common Stock equal to the product of (i) 232,267 shares (or 232,268 shares in the case of the last Settlement Date) and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

In addition, 1,300,000 shares of the Reporting Person’s Class B Common Stock have been pledged to Morgan Stanley Private Bank, National Association to secure a line of credit.

Except as described herein or in the Issuer’s filings with the Securities and Exchange Commission, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as exhibits to this Amendment No. 3:

99.1

Form of Variable Share Forward Transaction Confirmation by and between Morgan Stanley Bank, N.A. and Vincent K. McMahon (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by the Reporting Person on March 26, 2020).

99.2	Press release issued by the Reporting Person on January 5, 2023.

99.3	Action by Written Consent of Stockholder of the Issuer, dated January 5, 2023.

99.4	Letter from the Reporting Person to the Board of the Issuer, dated December 20, 2022.

99.5	Letter from the Reporting Person to the Board of the Issuer, dated December 31, 2022.

99.6	Letter from the Board of the Issuer to the Reporting Person, dated December 27, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2023

/s/ Vincent K. McMahon
Name: Vincent K. McMahon